Exhibit 12
DST Systems, Inc. Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)

	2015	2014	2013	2012	2011
Pretax income from continuing operations before adjustment for non-controlling interest and income or loss from equity investees	$485,967	$756,260	$521,874	$487,385	$252,336
Add:
Fixed Charges	34,829	39,808	48,199	58,274	60,343
Amortization of capitalized interest	43	13	50	56	53
Distributed earnings of equity investees	4,436	1,799	129,412	4,540	—
Subtract:
Capitalized Interest	—	—	—	—	—
Pretax income as adjusted	$525,275	$797,880	$699,535	$550,255	$312,732

Fixed charges:
Interest expense	$24,117	$26,678	$34,528	$43,514	$46,476
Interest capitalized	—	—	—	—	—
	24,117	26,678	34,528	43,514	46,476
Portion of rents representative of an appropriate interest factor	10,712	13,130	13,671	14,760	13,867
Total fixed charges	$34,829	$39,808	$48,199	$58,274	$60,343

Ratio of earnings to fixed charges	15.1	20.0	14.5	9.4	5.2